

02053277

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

·UF-9-19-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 . 30369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AUG - 8 2002

DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    L. P. Littlewood and Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    2713 Flossmoor Road

(No. and Street)

Flossmoor,	Illinois	60422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Lawrence P. Littlewood   (708) 798-9360

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Dunleavy & Company, P.C.

(Name — if individual, state last, first, middle name)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 2 0 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

UF-9-19-02

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
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OATH OR AFFIRMATION

I, _____Lawrence P. Littlewood_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____L. P. Littlewood and Associates, Inc._____, as of
_____December 31, 2001__, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of
a customer, except as follows:

NONE

_____

_____

"OFFICIAL SEAL"
MARSHA T. KAMERZINK
Notary Public, State of Illinois
My Commission Expires Oct. 7, 2005

_____
Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
L. P. Littlewood and Associates, Inc.

We have audited the accompanying statement of financial condition of L. P. Littlewood and Associates, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of L. P. Littlewood and Associates, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 18, 2002

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 2,161
Receivable from broker/dealers	30,729
Furniture and equipment at cost, net of $19,033 accumulated depreciation	-0-
Automobile at cost, net of $14,869 accumulated depreciation	8,196
Other assets	610
TOTAL ASSETS	**$ 41,696**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 3,422

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 1,000 shares; issued and outstanding 500 shares	$ 2,000
Retained earnings	36,274
Total Shareholders' Equity	$ 38,274
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 41,696**

The accompanying notes are an integral part of this financial statement.

L. P. LITTLEWOOD AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on April 18, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activities are providing investment advice and the purchase and sale of securities.

Long and Short Securities - Securities positions are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture, equipment and vehicle is provided for using various methods over five year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - S CORPORATION ELECTION

The Company has elected S Corporation status for years beginning January 1, 1992 and thereafter. Income taxes are therefore the responsibility of the Company's sole shareholder.

L. P. LITTLEWOOD AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $29,468 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 12%.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. Pursuant to that agreement the Company is required to maintain a deposit with that broker/dealer of $25,000. This amount is included in "receivable from broker/dealers" on the statement of financial condition.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK – (Continued)

Customers of the Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis (when-issued securities). Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Since only customers of the Company engage in these transactions, the Company is exposed to risk only in the event that the customer fails to meet his or her contractual obligation as previously noted with respect to when-issued securities.

NOTE 5 - CASH AND CASH EQUIVALENTS

The cash and cash equivalents of $2,161 as stated on the statement of financial condition at December 31, 2001 reflects the balance in a business (checking) account held at the Company's Clearing Broker/dealer.